Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES UPDATED PRELIMINARYASSESSMENT
FOR ITS LOS AZULES COPPER DEPOSIT

TORONTO, ONTARIO – December 16, 2010 - Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) – is pleased to announce the results of an updated preliminary assessment ("PA") on its 100% owned Los Azules Copper Project (the "Project") located in the San Juan Province of western central Argentina.  It is based on the updated resource estimate announced in June 2010 and higher base case metal price assumptions.

•	Using a Copper price of $3.00/ lb

•	Base case pre-tax Net Present Value ("NPV") is $2.8 billion and the Internal Rate of Return ("IRR") is 21.4%, at a discount rate of 8%

•	Life of mine Cash Operating Costs of $0.96/lb of copper net of gold and silver by-product credits.

•	Initial Capital $2.9 billion

•	Capital Payback in 3 years.

•	Mine life of 25 years.

Rob McEwen, Chairman and CEO of Minera Andes, said:

“We are advancing the engineering studies on Los Azules to systematically de-risk the project.  The field season is just getting underway, and we are currently mobilizing the first two of five drill rigs to the project.  In addition to continuing the infill and step out drilling, we will start to test some of the newly identified deeper geophysical targets this season.”

The Los Azules Copper Project is an advanced-stage porphyry copper exploration project located in the cordilleran region of San Juan Province, Argentina near the border with Chile.   The deposit is a typical porphyry copper system in that the upper part of the system consists of a barren leached cap, which is underlain by a high-grade secondary enrichment blanket, and the primary mineralization below the secondary enrichment zone extends to at least 650 meters, which is the depth of the deepest holes drilled to date.  The deposit is approximately one kilometer wide by four kilometers long, and it is open in several directions.

Minera Andes Inc.
News Release 10-20  Page 1

Highlights of the updated Preliminary Assessment are shown below.  Details may be found in an updated technical report which will be posted on SEDAR following the issuance of this news release.

NPV ($3.00/lb Cu, 8% discount rate)	$2,826 million
IRR	21.4%
Initial Capital Expenditure	$2,851 million
LOM Average Operating Costs	$7.82/t ore
LOM C-1 Cash Costs (net by-product credits)	$0.96/lb Cu mined
Nominal Mill Capacity	100,000 tpd
Annual Throughput	36 million tonnes
Mine Life	25.4 years
Life-of-Mine Strip Ratio	1.37
LOM average annual copper-in-concentrate production	169,100 tonnes
First 5 Years average annual copper-in-concentrate production	226,500 tonnes
All monetary amounts are expressed in US dollars unless otherwise stated. The PA is preliminary in nature and includes the use of inferred resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Thus, there is no certainty that the results of the PA will be realized. Actual results may vary, perhaps materially.  The level of accuracy for Preliminary Assessment estimates is approximately +/- 35%.

Compared to the previous Preliminary Assessment released in March 2009, the NPV discounted at 8% has increased from $496 million to $2.9 billion and the IRR has increased from 10.8% to 21.4%.  In addition, the payback of pre-production capital has decreased from 6.4 years to 3.1 years from the start of production.

The main driver of the improved project economics is that the base case copper price has been increased from $1.90/pound to $3.00/pound.  Specifically, the higher copper price added approximately $3.2 billion to the NPV, and the increased resources added approximately $2.1 billion.

The benefits of the higher copper price and increased resources were significantly offset by increases in the estimated operating costs ($695 million), capital costs ($100 million) and export retention taxes and royalties ($3.4 billion).

The updated Preliminary Assessment also incorporates updated property status and ownership information, revised locations for the project facilities, and an updated geological interpretation.

Project Economics

The Preliminary Assessment contains a cash flow valuation model based upon the geological and engineering work completed to date and technical and cost inputs developed by Samuel Engineering, Inc., Ausenco Vector and MTB Project Management Professionals, Inc. The base case was developed using long term forecast metal prices of $3.00/lb for copper, $980/oz for gold, and $15.60/oz for silver.

Minera Andes Inc.
News Release 10-20  Page 2

The following chart shows the sensitivity of the base case's NPV and IRR to changes in the copper price: (8% real discount rate).

The following chart shows the sensitivity to metal prices, operating costs, and capital cost.  The graph shows that the project NPV is much more sensitive to metal prices than to capital or operating costs.

Minera Andes Inc.
News Release 10-20  Page 3

About Minera Andes

Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA, owner of the San José Mine in close proximity to Andean Resources' Cerro Negro project; 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds of copper and an indicated resource of 2.2 billion pounds of copper; and, 100% ownership of a portfolio of exploration properties bordering Andean's Cerro Negro project in Santa Cruz Province. The Corporation had $10 million USD in cash as at September 30, 2010 with no bank debt. Rob McEwen, Chairman and CEO, owns 33% of the company.

This news release has been submitted by Jim Duff, Chief Operating Officer of the Corporation.  For further information, please contact Jim Duff or visit our Website: www.minandes.com.

James K. Duff
Chief Operating Officer
99 George St. 3rd Floor
Toronto, Ontario, Canada, M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Scientific and Technical Information:

The information presented in this press release has been reviewed and approved by the Qualified Persons responsible for the Technical Report that presents the results of the Updated Preliminary Assessment.  They are: Kathleen Altman, Ph.D., PE,, Robert Sim, P.Geo,. Bruce Davis, PhD, FAusIMM, Richard Jemielita, Ph.D., MIMMM, William Rose, PE, and Scott Elfen, PE. All are independent Qualified Persons as defined by National Instrument 43-101 "Standards of Disclosure for Mineral Projects" ("NI 43-101"). Robert Sim, Bruce Davis, and William Rose are responsible for the mineral resource estimate. Bruce Davis is responsible for the quality control for the assaying of the Los Azules drill core. All samples were collected in accordance with industry standards. Splits from the drill core samples were submitted to the ACME sample preparation laboratory in Mendoza, Argentina and then transferred to ACME's laboratory in Santiago, Chile for fire assay and ICP analysis. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays. William Rose is responsible for developing the mine production schedule and participating in the resource estimate. Scott Elfen of Ausenco Vector is responsible for information about Environmental Liabilities, Environmental Permitting and for the Geotechnical designs used for the Study. Richard Jemielita is responsible for information about the Geological Setting, Deposit Types, Mineralization, Exploration, and Drilling. Kathleen Altman, Samuel Engineering, Inc., is the principal author of the Report with specific responsibility for Mineral Processing and Metallurgical Testing, the capital and operating cost estimates and the economic evaluation.

Mineral resources are generated using ordinary kriging with a nominal block size of 20x20x15m. Block grade estimates are derived from drill hole sample results and the interpretation of a geologic model which relates to the spatial distribution of copper, gold, silver and molybdenum in the deposit. There are a total of 114 drill holes in the Los Azules database with a cumulative length of 30,997 meters and a total of 15,260 samples analyzed for a suite of elements including total copper, gold, silver and molybdenum. A total of 58 of the drill holes have some portion of the sample intervals tested for sequential copper analysis. This information contributed to the development of the mineral zone domains. The portion of the new mineral resource that has been defined as "indicated" is based on a drilling configuration that exhibits the degree of continuity required for higher level mineral resources. Inferred mineral resources are limited to blocks within a maximum distance of 200 meters from a drill hole. As required by NI 43-101, the possible future economic viability of the mineral resource has been exhibited by restriction within a pit shell derived about the copper content in indicated and inferred class blocks at a copper price of $2.50/lb, total operating costs of $5.25/tonne and an average pit slope of 34 degrees. Mineral resources are presented at a cut-off grade of 0.35%Cu, which is the same base cut-off grade used in the 2008 mineral resource estimate. These are mineral resources, not mineral reserves.

Minera Andes Inc.
News Release 10-20  Page 4

For further information in respect of the Los Azules project please refer to the technical report entitled "Canadian National Instrument 43-101 Technical Report Updated Preliminary Assessment, Los Azules Project, San Juan Province, Argentina" dated December 1, 2010, the "Los Azules Report." This report will be made available on SEDAR (www.sedar.com) concurrent with the filing of this news release. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the project as described in the Los Azules Report will be realized.

Cautionary Note to U.S. Investors:

All resource estimates reported by the Corporation were calculated in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Caution Concerning Forward-Looking Statements:

This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results and management's understanding of proposed legislative changes. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation's annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

News Release 10-20  Page 5
Minera Andes Inc.